     As filed with the Securities and Exchange Commission on August 23, 1996



                                                       Registration No. 333-9201

================================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                            ---------------------

                               AMENDMENT NO. 1
                                      TO

                                  FORM S-3
                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933
                            --------------------
                         NETWORK IMAGING CORPORATION
           (Exact name of Registrant as specified in its charter)

     DELAWARE                                          54-1590649
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                     Identification Number)
                            --------------------

                             500 HUNTMAR PARK DRIVE
                            HERNDON, VIRGINIA 20170
                                 (703) 478-2260
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                            --------------------

                                 JAMES J. LETO
                            CHIEF EXECUTIVE OFFICER
                          NETWORK IMAGING CORPORATION
                             500 HUNTMAR PARK DRIVE
                            HERNDON, VIRGINIA 20170
                                 (703) 478-2260
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            --------------------

                                    COPY TO:
                              JOHN W. BLOUCH, ESQ.
                             JONES & BLOUCH L.L.P.
                       1025 THOMAS JEFFERSON STREET, N.W.
                            WASHINGTON, D.C.  20007
                                 (202) 223-3500

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement. If any of the securities being registered in this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/




================================================================================

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.


                   SUBJECT TO COMPLETION DATED AUGUST 23, 1996


PROSPECTUS

                300 SHARES SERIES I CONVERTIBLE PREFERRED STOCK
                         2,250,000 SHARES COMMON STOCK

                          NETWORK IMAGING CORPORATION

                 This Prospectus relates to the resale by the holder (the "Selling Stockholder") of 300 shares of Series I Convertible Preferred Stock (the "Series I Preferred Stock") of Network Imaging Corporation (the "Company") and the common stock of the Company (the "Common Stock") into which it is convertible or which the Company may elect to issue in payment of dividends on the Series I Preferred Stock (the "Shares"). The Series I Preferred Stock is convertible into 750,000 shares of Common Stock or a greater number determined pursuant to a formula based on the average closing bid price of the Common Stock over a five day period preceding conversion. The Company agreed to register an aggregate of 2,250,000 shares of Common Stock to provide additional shares for issuance if required by application of the formula. See "Description of Securities - Series I Preferred Shares" and "Selling Stockholder."

        It is anticipated that the Shares may be sold from time to time in transactions (which may include block transactions) on the National Association of Securities Dealers Automated Quotation National Market System ("Nasdaq-NMS"), in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such market prices or at prices otherwise negotiated. The Selling Stockholder and the brokers and dealers through which sales of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act, and the commissions or discounts and other compensation of such brokers and dealers may be regarded as underwriters' compensation. The Company will not receive any part of the proceeds from the sale of the Shares by the Selling Stockholder. All expenses of registration are being borne by the Company except for commissions and discounts and fees payable to broker-dealers and underwriters. See "Selling Stockholder" and "Plan of Distribution."

        THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. Risk factors include: the Company's lack of profitability since inception which has resulted in an accumulated deficit of approximately $107.4 million at June 30, 1996; an annual dividend requirement of $3.2 million on one class of outstanding preferred stock, of $240,000 on a second class, of $180,000 on a third class, and of $1.6 million on a fourth class beginning October 1, 1996 and an obligation to redeem that fourth class for approximately $16.1 million on January 2, 1998 or earlier under certain circumstances; the rapid technological change to which the Company's products are subject, the delays the Company may experience in product development, the Company's dependence on proprietary technology and the competition which the Company faces which includes a number of larger and more established competitors with substantially greater resources than the Company; and the adverse effect which this offering and other offerings of Common Stock by the Company's stockholders pursuant to registration agreements with the Company or pursuant to Rule 144 under the Securities Act may have on the market price of the Common Stock and the Company's ability to raise additional capital. See "Risk Factors."

        The Common Stock is included on Nasdaq-NMS under the symbol IMGX. On July 23, 1996, the closing sale price of the Common Stock was $4.

                               ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
          EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
           HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ---------------

            THE DATE OF THIS PROSPECTUS IS  ________________, 1996

                               TABLE OF CONTENTS



                                                                                                            Page
                                                                                                            ----
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  3
Incorporation of Certain Documents by Reference . . . . . . . . . . . . . . . . . . . . . .                  3
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  5
Summary Financial Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  7
Pro Forma Condensed Financial Information . . . . . . . . . . . . . . . . . . . . . . . . .                 10
Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 14
Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 20
Price Range of Common Stock and Dividend Policy . . . . . . . . . . . . . . . . . . . . . .                 21
Description of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 21
Selling Stockholder . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 28
Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 28
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 29
Experts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 29




        No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                            AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement, or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission.

         The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy or information statements, and other information with the Commission. A copy of the Registration Statement, including all exhibits thereto, filed by the Company with the Commission, as well as such reports, statements, and other information, may be inspected and copied without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, N.Y. 10048, and Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission by the Company are incorporated in this Prospectus by reference:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

         2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

         3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

         4.      The Company's Current Report on Form 8-K as filed on July 17,
                 1996.


         5. The Company's Amendment to its Quarterly Report on Form 10-Q/A for the quarter ended June 30, 1996.



         6.      The Company's Current Report on Form 8-K as filed on
                 August 2, 1996.



         7. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A under the Exchange Act of 1934, as amended, including any amendment or report filed to update the description.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, as amended, after the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will furnish without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents described above, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests should be directed to: Network Imaging Corporation, 500 Huntmar Park Drive, Herndon, Virginia 20170, Attention: Investor Relations (telephone (703) 478-2260).

                           -------------------------

1VIEW(TM), SpanStor(TM), InfoAccess(TM), Treev+(TM) and the Company logo are trademarks of Network Imaging Corporation. All other product and brand names are trademarks or registered trademarks of their respective companies.

                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this Prospectus.

                                  THE COMPANY

        Products. Network Imaging Corporation (the "Company") is a developer and marketer of its 1VIEW suite of content-oriented, client/server and world wide web-based software solutions that address business challenges of managing multiple data types (content) across distributed enterprise networks while protecting current investments in applications, database management systems, people skills and other resources. The Company is also a full service integrator and software developer for mainframe and PC based Computer Output to Laser Disk ("COLD") systems, a provider of software related engineering services and a developer and marketer of software and firmware for networked hierarchical storage management ("HSM") systems. Revenues for 1995 were approximately evenly divided between the United States and Europe.

        Traditional manual filing, retrieval, and distribution methods are labor intensive, slow, require bulky file storage and allow only one person to use a file at a time and often result in misfiled, damaged or lost items.
Large commercial and government organizations must continually process large volumes of documents stored in hard copy paper files where there is a need for more efficient movement of information throughout the enterprise. The information may take the form of documents, database records, graphics, video clips, audio, CAD and engineering drawings, and other such "information content" which are distributed throughout a multi-site enterprise. This need for information storage, retrieval, and distribution management is addressed by the Company's principal products: the 1VIEW software application suite, a family of COLD products, and the Doro-family of products for HSM applications.

        The Company uses advances in content management software to capture and store "information content" with more advanced indexing and retrieval features than those available for paper documents. The Company's information access, content management and storage management systems have been designed to support "open systems standards" which permit hardware and software from different vendors to operate together on a network.

        Operations. From its incorporation in 1991 through 1994, the Company acquired, and acquired or licensed technology from, 19 companies and its revenues before restatement for subsequent acquisitions increased from $66,000 in 1991 to $67 million in 1994. In 1995 the Company disposed of a number of operating units, and its revenues, which were $69.2 million on a historical basis, were $46.4 million on a pro forma basis reflecting the dispositions. During this period, the Company was engaged in the development of the 1VIEW suite, the expenses of which were primarily funded by the Company. The Company has had net losses in each quarterly financial reporting period, except for one, and had an accumulated deficit at June 30, 1996 of $107.4 million. Net losses applicable to common shares were $13.5 million for the six months ended June 30, 1996, $34.9 million for the year ended December 31, 1995 and $44.1 million for the year ended December 31, 1994. Losses have resulted from the delay in the commercial release of the Company's 1VIEW product, the lead time required to close sales and recognize revenues, significant non-recurring charges and increasing operating expenses for sales, marketing and product research and development.

        The adverse results of operations which the Company experienced in 1995 and the first six months of 1996 are expected to continue, in declining amounts, for the remainder of 1996. The Company believes that its existing cash, which includes the $11.9 million of capital raised in the first six months of 1996 and the anticipated cash flows from 1996 operations, should provide sufficient resources to fund its activities in 1996 and to maintain net tangible assets of at least $4 million which is required for continued inclusion of the Company's securities on Nasdaq-NMS. Anticipated cash flows from 1996 operations are largely dependent upon the Company's ability to achieve its sales and gross profit objectives for its 1VIEW and other products. Achievement of these objectives is subject to various risk factors related to, among other things: the relative newness of its 1VIEW product suite; the newness of the markets served by that product; the need to use a two-step distribution channel involving systems integrators; the long lead times in the sales cycle; the large dollar size of the average unit sale requiring high level customer authorizations; the large number of established and potential competitors in the market; the fast pace of technology evolution related to the product suite; the newness of the Company's sales and marketing staff; and the evolving nature of the Company's sales and marketing strategies. The Company nevertheless believes that its sales and gross profit objectives are achievable in light of its recent divestitures of non-core businesses, the successful installation of 1VIEW in a major contract during 1995, the repositioning of its product lines, additions to executive sales management, and the refocusing of sales and marketing resources. If the Company is unable to meet these objectives, it will consider alternative sources of liquidity, such as public or private offerings of equity securities. Although the Company believes that it can successfully implement its 1996 operating plan and, if necessary, raise additional capital, there can no be assurance that implementation of the plan will be successful or that financing, if sought, will be available.

        Forward Looking Information. The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. The Company desires to take advantage of the "safe harbor" provisions of the Reform Act. Except for the historical information contained herein, the matters discussed in this Prospectus are forward-looking statements which involve risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in conjunction with the forward-looking statements or elsewhere herein.

        Background. The Company's predecessor was incorporated under the laws of Virginia in December 1990 and changed its state of incorporation in July 1991 by merger into a newly-formed Delaware corporation of the same name. As used herein, unless the context indicates otherwise, the term "Company" refers collectively to Network Imaging Corporation, a Delaware corporation incorporated in May 1991, each of its consolidated subsidiaries and its predecessor, Network Imaging Corporation, a Virginia corporation. The principal executive offices of the Company are located at 500 Huntmar Park Drive, Herndon, Virginia 20170. Its telephone number is (703) 478-2260.


                                  THE OFFERING

        By this Prospectus, the Selling Stockholder is offering the Shares. The Company will not receive any proceeds from the sale of securities by the Selling Stockholder. See "Selling Stockholder" and "Plan of Distribution."

                         SUMMARY FINANCIAL INFORMATION

        The following summary financial information is derived from the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and its Form 10-Q for the period ended June 30, 1996, which are incorporated herein by reference, and should be read in conjunction with such financial statements and the notes thereto included therein. The Company had an accumulated deficit of approximately $107.4 million at June 30, 1996. For a discussion of adverse trends in operations and financial condition, and the steps being taken by the Company in response thereto, see "The Company" and "Risk Factors -- Lack of Profitability." For information on the Company's 1995 and anticipated 1996 divestitures, see "Pro Forma Condensed Financial Information."

STATEMENT OF OPERATIONS DATA:


        HISTORICAL -


                                                SIX MONTHS ENDED                                  YEAR ENDED
                                                 JUNE 30,                                         DECEMBER 31,
                                                 --------                                         ------------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                1996               1995              1995             1994        1993
                                                ----               ----              ----             ----        ----

 Revenue . . . . . . . . . . . . . . . .      $19,671            $40,318           $69,151          $67,028     $34,069

 Net loss . . . . . . . . . . . . . . .       (11,605)           (22,116)          (24,963)        (39,625)     (30,817)

 Net loss applicable to
   common shares (1). . . . . . . . . .       (13,489)           (24,156)          (34,896)        (44,121)     (31,421)

 Net loss per common share-primary. . .       ($0.69)            ($1.77)            $(2.41)         $(3.56)      $(4.48)

 Weighted average shares                     19,560,045         13,628,175        14,502,399      12,391,225    7,015,234
   outstanding-primary
 Net loss per common share-fully diluted      ($0.69)            ($1.77)            $(2.32)         $(3.55)      $(4.48)

 Weighted average shares                     19,560,045         13,628,175        15,041,203      12,433,464    7,015,234
   outstanding-fully diluted. . . . . .
 Ratio of earnings to combined fixed            (2)                (2)               (2)              (2)          (2)
   charges and preferred stock
   dividends. . . .

            PRO FORMA (3) -



                                                      SIX MONTHS ENDED            YEAR ENDED
                                                      JUNE 30, 1996            DECEMBER 31, 1995
                                                      -------------            -----------------
                                                       (UNAUDITED)                (UNAUDITED)
 Revenue . . . . . . . . . . . . . . . . . . . . . .     17,993                     44,778

 Net loss  . . . . . . . . . . . . . . . . . . . . .     (10,515)                  (20,652)

 Net loss applicable to common shares (1)  . . . . .     (12,399)                  (30,585)

 Net loss per common share-primary . . . . . . . . .     $(0.59)                     $(1.64)

 Weighted average shares outstanding-primary . . . .     21,030,428               18,637,166

 Net loss per common share-fully diluted . . . . . .     $(0.59)                    $(1.64)

 Weighted average shares outstanding-fully diluted .     21,030,428               18,637,226

 Ratio of earnings to combined fixed                     (2)                          (2)
   charges and preferred stock dividends . . . . . .


     BALANCE SHEET DATA:



                                                                     JUNE 30, 1996
                                                                     -------------
                                                                     (IN THOUSANDS)
                                                            HISTORICAL             PRO FORMA (4)
                                                            ----------             ----------
                                                                                  (UNAUDITED)
 Working capital. . . . . . . . . . . . . . . . . . .         $11,780               $12,053

 Total assets. . . . . . . . . . . . . . . . . . . .           43,959               43,314

 Long-term debt and obligations under                           845                   809
   capital leases . . . . . . . . . . . . . . . . . .

 Redeemable Series F Convertible                               15,757               15,757
   Preferred Stock. . . . . . . . . . . . . . . . . .

 Stockholders' equity . . . . . . . . . . . . . . . .          $8,158               $8,158



(1) Includes accretion of the Series B Convertible Preferred Stock issued in connection with the acquisition of Dorotech France SA, a French societe anonyme ("Dorotech") ("Series B Preferred Stock"), an annual dividend of $3.2 million on the Company's Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") and the net cost of capital of $5.9 million which the Company incurred as a result of the redemption of 1,086 shares of Series D Preferred Stock in the fourth quarter of 1995. See "Description of Securities." The Series B Preferred Stock was redeemable by the original holder on October 1, 1995 at $9.00 per share. The Company and the holder of the Series B Preferred Stock agreed to an exchange of Series C Convertible Preferred Stock ("Series C Preferred Stock") for the Series B Preferred Stock, which had the effect of extending the redemption date to October 1, 1996. (The Series B and Series C Preferred Stock are collectively referred to hereinafter as the "Acquisition Preferred Stock"). In March 1996, the Acquisition Preferred Stock was exchanged for Series F Convertible Preferred Stock ("Series F Preferred Stock") which, among other things, had the effect of extending the redemption date to January 2, 1998. See "Description of Securities -- Acquisition Preferred Stock" and "Risk Factors - Redemption of Acquisition Preferred Stock."

(2) The annual dividend requirement on the Series A Preferred Stock at the rate of 8% per annum is $3.2 million. The pro forma and historical deficiencies in fixed charges for the six months ended June 30, 1996, before giving effect to the dividend requirement on the Series A Preferred Stock, are $11.0 million and $12.0 million, respectively, and $13.4 million and $14.5 million, respectively, after giving effect to the dividend requirement on the Series A Preferred Stock. The pro forma and historical deficiencies in fixed charges for the year ended December 31, 1995, before giving effect to the dividend requirement on the Series A Preferred Stock, and the redemption of Series D Preferred Stock, are $22.0 million and $26.6 million, respectively, $26.9 million and $31.4 million, respectively, after giving effect to the dividend requirement on the Series A Preferred Stock and before the Series D Preferred Stock redemption, and $35.7 million and $40.3 million, respectively, after giving effect to the Series D Preferred Stock redemption. The historical deficiency in fixed charges for the year ended December 31, 1994, before giving effect to the dividend requirement on the Series A Preferred Stock, is $43.2 million ($48.0 million after giving effect to the dividend requirement on the Series A Preferred Stock). The historical deficiency in fixed charges for the year ended December 31, 1993, before giving effect to the annual dividend requirement on the Series A Preferred Stock, is $6.6 million ($6.8 million after giving effect to the annual dividend requirement on the Series A Preferred Stock). The deficiency before giving effect to the dividend requirement on the Series A Preferred Stock was determined by taking the sum of earnings
         (loss) before purchased in-process research and development, taxes and fixed charges, and subtracting therefrom the sum of fixed charges (gross interest plus the portion of rent expense representing finance charges) and accretion of the Acquisition Preferred Stock to redemption value on a pre-tax basis. See "Risk Factors -- Inadequate Dividend Coverage" and "Price Range of Common Stock and Dividend Policy."

(3)      See "Pro Forma Condensed Financial Information."

(4) Adjusted to reflect the anticipated sale of Symmetrical Technologies, Incorporated as if the transaction had occurred on June 30, 1996.

                   PRO FORMA CONDENSED FINANCIAL INFORMATION

                 The purpose of the following unaudited pro forma condensed statements of operations for the year ended December 31, 1995 and the six months ended June 30, 1996 is to show the effect of the following 1995 and anticipated 1996 dispositions as though each of them had occurred at January 1, 1995: the disposition of the assets of Soda Creek Technologies ("SC") on February 28, 1995, the disposition of the WildSoft division ("WS") on March 31, 1995, the disposition of P E, Systems, Inc. ("PE") on May 9, 1995, the bankruptcy filing made by IBZ Digital Production AG ("IBZ") on May 22, 1995, the dispositions of Microsouth, Inc. ("MS") and tekgraf, inc. ("TK") on June 30, 1995, the disposition of Network Imaging (UK Holdings) Limited ("NICUK") on September 20, 1995, the disposition of the Company's Hunt Valley, Maryland operations on November 15, 1995, and the anticipated disposition of Symmetrical Technologies, Incorporated ("STI") during the third quarter of 1996. The information should be read in conjunction with the financial statements of the Company incorporated by reference herein. The information is based on assumptions and estimates set forth in the accompanying notes and is not necessarily indicative of the results of future operations or the actual results that would have occurred had the transactions taken place at January 1, 1995.

THE COMPANY AND 1995 DIVESTITURES
PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 1996
(UNAUDITED)


                                                                  THE               (4)          ADDITIONAL
                                                                COMPANY         SYMMETRICAL      ADJUSTMENTS  Note      PRO FORMA
                                                            -------------     -------------     -------------       ---------------
                                                                               (In thousands, except share amounts)
REVENUES:
  Net sales                                                 $     19,671      $     (1,678)     $                          $17,993

COSTS AND EXPENSES:
  Cost of sales                                                   13,244            (1,379)                                 11,865
  Product development                                              3,689              (208)                                  3,481
  Selling, general and administrative                             14,057            (1,181)                                 12,876
  Exchange fee and gain on sale of asset                             619                                                       619
  Restructuring costs                                               (175)                                                     (175)
                                                            -------------     -------------     -------------       ---------------
                                                                  31,434            (2,768)                0                28,666

OPERATING INCOME (LOSS)                                          (11,763)            1,090                 0               (10,673)

  Investment and interest income, net                                146                                                       146
                                                            -------------     -------------     -------------       ---------------
EARNINGS (LOSS) BEFORE TAXES                                     (11,617)            1,090                 0               (10,527)

  Income tax benefit                                                 (12)                0                                     (12)
                                                            -------------     -------------     -------------       ---------------

NET LOSS                                                    $    (11,605)     $      1,090      $          0        $      (10,515)
                                                            =============     =============     =============       ===============

Series A preferred stock - cumulative preferred dividends         (1,605)                                                   (1,605)
Series F preferred stock - accretion to redemption value            (279)                                                     (279)
                                                            -------------                                           ---------------
Net loss applicable to common shares                        $    (13,489)                                            $     (12,399)
                                                            =============                                           ===============

NET LOSS PER COMMON SHARE - PRIMARY                         $      (0.69)                                            $       (0.59)
                                                            =============                                           ===============

Weighted average shares outstanding - Primary                 19,560,045                           1,470,383   (5)      21,030,428



THE COMPANY AND 1995 DIVESTITURES
PRO FORMA CONDENSED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
(UNAUDITED)



                                                                                       1995  DIVESTITURES (1)
                                                                   THE         -----------------------------------------
                                                                 COMPANY          IBZ            MS            TK
                                                             ---------------   -----------   -----------   ------------
                                                                         (In thousands, except share amounts)
REVENUES:
  Net sales                                                  $      69,151    $    (1,464)   $   (5,407)   $    (1,402)

COSTS AND EXPENSES:
  Cost of sales                                                     42,515           (913)       (4,659)        (1,177)
  Product development                                                6,756            (67)
  Selling, general and administrative                               35,864         (1,748)         (457)          (158)
  Settlement with stockholders                                       1,642
 (Gain)/Loss on closure and sale of subsidiaries, net                9,274
  Restructuring costs                                               (1,433)
                                                              ------------     ----------     ---------     ----------
                                                                    94,618         (2,728)       (5,116)        (1,335)

OPERATING INCOME (LOSS)                                            (25,467)         1,264          (291)           (67)

  Investment and interest income, net                                  224              1            13             (2)
                                                              ------------     ----------     ---------     ----------
EARNINGS (LOSS) BEFORE TAXES                                       (25,243)         1,265          (278)           (69)

  Income tax benefit                                                  (280)           271           (20)             0
                                                              ------------     ----------     ---------     ----------

NET LOSS                                                     $     (24,963)   $       994    $     (258)   $       (69)
                                                              ============     ==========     =========     ==========

Series A preferred stock - cumulative preferred dividends           (3,210)
Series B preferred stock - accretion to redemption value              (869)
Series D preferred stock - redemption                               (5,854)
                                                              ------------
Net loss applicable to common shares                         $     (34,896)
                                                              ============

NET LOSS PER COMMON SHARE - PRIMARY                          $       (2.41)
                                                              ============

Weighted average shares outstanding - Primary                   14,502,339

NET LOSS PER COMMON SHARE - FULLY DILUTED                    $       (2.32)
                                                              ============

Weighted average shares outstanding - Fully Diluted             15,041,203





                                                                                  1995  DIVESTITURES (1)
                                                             -------------------------------------------------------------------
                                                                 PE            WS            SC          NICUK      HUNT VALLEY
                                                             ------------   -----------  ------------  -----------  ------------
                                                                            (In thousands, except share amounts)
REVENUES:
  Net sales                                                  $   (1,147)    $      (3)   $      (29)  $   (10,894)  $    (2,297)

COSTS AND EXPENSES:
  Cost of sales                                                    (758)                        (20)       (7,503)       (1,736)
  Product development                                                             (61)          (36)
  Selling, general and administrative                              (349)         (278)         (136)       (3,756)         (766)
  Settlement with stockholders
 (Gain)/Loss on closure and sale of subsidiaries, net                                                         715
  Restructuring costs                                                                            29            16
                                                              ---------      --------     ---------    ----------    ----------
                                                                 (1,107)         (339)         (163)      (10,528)       (2,502)

OPERATING INCOME (LOSS)                                             (40)          336           134          (366)          205

  Investment and interest income, net                                 1             0             0           106             1
                                                              ---------      --------     ---------    ----------    ----------
EARNINGS (LOSS) BEFORE TAXES                                        (39)          336           134          (260)          206

  Income tax benefit                                                 (3)            0             0             0             0
                                                              ---------      --------     ---------    ----------    ----------

NET LOSS                                                     $      (36)    $     336    $      134   $      (260)  $       206
                                                              =========      ========     =========    ==========    ==========

Series A preferred stock - cumulative preferred dividends
Series B preferred stock - accretion to redemption value
Series D preferred stock - redemption

Net loss applicable to common shares


NET LOSS PER COMMON SHARE - PRIMARY


Weighted average shares outstanding - Primary

NET LOSS PER COMMON SHARE - FULLY DILUTED


Weighted average shares outstanding - Fully Diluted




                                                                 (4)        ADDITIONAL
                                                             SYMMETRICAL   ADJUSTMENTS   Note    PRO FORMA (3)
                                                             ------------  -----------          ---------------
                                                                  (In thousands, except share amounts)
REVENUES:
  Net sales                                                  $    (1,730)   $                   $      44,778

COSTS AND EXPENSES:
  Cost of sales                                                   (1,880)                              23,869
  Product development                                               (748)                               5,844
  Selling, general and administrative                             (2,366)                              25,850
  Settlement with stockholders                                                                          1,642
 (Gain)/Loss on closure and sale of subsidiaries, net                                                   9,989
  Restructuring costs                                                                                  (1,388)
                                                              ----------     ---------           ------------
                                                                  (4,994)            0                 65,806

OPERATING INCOME (LOSS)                                            3,264             0                (21,028)

  Investment and interest income, net                                                                     344
                                                              ----------     ---------           ------------
EARNINGS (LOSS) BEFORE TAXES                                       3,264             0                (20,684)

  Income tax benefit                                                   0                                  (32)
                                                              ----------     ---------           ------------

NET LOSS                                                     $     3,264    $        0          $     (20,652)
                                                              ==========     =========           ============

Series A preferred stock - cumulative preferred dividends                                              (3,210)
Series B preferred stock - accretion to redemption value                                                 (869)
Series D preferred stock - redemption                                                                  (5,854)
                                                                                                 ------------
Net loss applicable to common shares                                                            $     (30,585)
                                                                                                 ============

NET LOSS PER COMMON SHARE - PRIMARY                                                             $       (1.64)
                                                                                                 ============

Weighted average shares outstanding - Primary                                4,134,827  (2)        18,637,166

NET LOSS PER COMMON SHARE - FULLY DILUTED                                                       $       (1.64)
                                                                                                 ============

Weighted average shares outstanding - Fully Diluted                          3,596,023  (2)        18,637,226


(1) Represents the pro forma adjustments necessary to give effect to the divestitures as if each occurred at January 1, 1995.

(2) The weighted average number of shares outstanding for the year ended December 31, 1995 has been increased by 4,134,827 shares and 3,596,023 shares for the primary and fully diluted earning per share calculations, respectively, to give effect to the shares issued during 1995 as if issuance had taken place at January 1, 1995.

(3) The pro forma information does not reflect the March 1996 issuance, for aggregate net proceeds of approximately $4.7 million, of 1,355,674 shares of Common Stock with a warrant for an additional 64,000 shares of Common Stock, exercisable at $4.5375 per share, the June 1996 issuance, for aggregate net proceeds of approximately $1.3 million, of 404,611 shares of Common Stock, or the exchange of the Series F Preferred Stock, on which the Company must begin paying a quarterly dividend at an annual rate of $1.6 million on December 31, 1996, for the Acquisition Preferred Stock, which was entitled only to those dividends, if any, paid on the Common Stock. See "Risk Factors -- Redemption of Acquisition Preferred Stock" and "Description of Securities -- Acquisition Preferred Stock."

(4) Represents the pro forma adjustments necessary to give effect to the proposed divestiture of STI as if it had occurred at January 1, 1995.

(5) The weighted average number of shares outstanding for the six months ended June 30,1996 has been increased by 1,470,383 for the earnings per share calculation to give effect to the shares issued during the first six months of 1996 as if the issuance had taken place at January 1, 1996.

                                  RISK FACTORS

         An investment in the Company's securities involves a high degree of risk. In evaluating the Company and its business, prospective purchasers of the Shares offered hereby should carefully consider the risk factors set forth below, as well as the other information included in this Prospectus, prior to making an investment.


LACK OF PROFITABILITY

         The Company has had net losses in each period of its operations, except for one quarter, and it had an accumulated deficit at June 30, 1996 of $107.4 million. Net losses applicable to common shares were $13.5 million for the six months ended June 30, 1996, $34.9 million for the year ended December 31, 1995, and $44.1 million for the year ended December 31, 1994. The losses have resulted primarily from non-recurring charges (including in 1994, a non-recurring charge of $8.8 million for purchased in-process research and development and a write-off of $8.7 million in capitalized software which related to products which were abandoned in favor of 1VIEW, and in 1995, non-recurring net charges of $9.3 million in connection with the IBZ bankruptcy and business divestitures) as well as the delay in the commercial release of the Company's 1VIEW product, the lead time to close sales and recognize revenues, increasing sales and marketing efforts and costs associated with product research and development. See "The Company."

REDEMPTION OF ACQUISITION PREFERRED STOCK

         The Company has outstanding 1,792,186 shares of Series F Preferred Stock which it exchanged in March 1996 for the Acquisition Preferred Stock issued in connection with the acquisition of Dorotech. The Company must begin paying quarterly dividends on the Series F Preferred Stock on December 31, 1996 at a rate equal to the greater of 10% per annum or the annual rate of any dividend paid on the Company's Common Stock. The Company must redeem the Series F Preferred Stock on January 2, 1998 for $9.00 per share (approximately $16.1 million) plus accrued and unpaid dividends (the "Redemption Price"), unless the holder elects not to redeem by prior written notice to the Company. In the event of a change in control of the Company, the then holder of the Series F Preferred Stock may elect to redeem at the Redemption Price; provided, however, that if the acquiror has a class of securities registered pursuant to
Section 12 of the Securities Exchange Act of 1934 and has outstanding voting stock held by non-affiliates with an aggregate market value of at least $100 million and if the Company agrees to pay the holder in cash the excess, if any, of the Redemption Price over the transaction consideration, the holder will not be entitled to redemption and will be deemed to have elected to convert the
Series F Preferred Stock.   The then holders of the Series F Preferred Stock
may also redeem some or all of the Series F Preferred Stock if the Company is in arrears with respect to two quarterly dividend payments or defaults in certain of the agreements it entered into in connection with the exchange. See "Description of Securities - Acquisition Preferred Stock."

INADEQUATE DIVIDEND COVERAGE

         The annual dividend requirements on the Company's preferred stocks are: Series A Preferred Stock, $3.2 million (payable quarterly); Series F Preferred Stock, $1.6 million (payable quarterly beginning December 31, 1996); Series H Convertible Preferred Stock, $240,000 (payable upon conversion or redemption); and Series I Preferred Stock, $180,000 (payable upon conversion or redemption). All quarterly dividends on the Series A Preferred Stock have been paid through April 30,

1996. Failure to pay any quarterly dividend will result in a reduction in the conversion price and failure to pay a total of four quarterly dividends will entitle the holders of the Series A Preferred Stock to elect one director. By law, dividends may be paid from surplus or current earnings. There can be no assurance that future surplus or earnings, if any, will be adequate to pay dividends on the preferred stock. See "-- Redemption of Acquisition Preferred Stock" and "Description of Securities."

EXPANSION THROUGH ACQUISITIONS

         After its initial public offering in May 1992, the Company expanded rapidly and acquired 14 other companies. Rapid expansion through acquisition presented risks in terms of the Company's ability to manage and consolidate disparate operations. In 1995, the Company disposed of a number of its operating units. See "Pro Forma Consolidated Financial Information." There can be no assurance, however, that additional problems resulting from the Company's remaining acquisitions will not arise.

EUROPEAN OPERATIONS

         The Company's European operations accounted for approximately 45% of its revenue in 1995. The Company's business in European markets is subject to the risks customarily associated with overseas operations, including fluctuations in foreign currency exchange rates and controls, tariffs, expropriation, nationalization and other economic, tax and regulatory policies of foreign governments. Since Dorotech conducts virtually all of its business in currencies other than the U.S. dollar, foreign currency fluctuations may affect the Company's asset valuations. The Company has not used financial instruments with off-balance sheet risk in managing foreign currency fluctuation risks. The Company's results will also be affected by any laws affecting its ability to repatriate foreign profits, if any, and by changes in foreign tax laws and tax rates, as well as changes in international tax treaties. There can be no assurance that these and similar factors will not have a negative impact on the Company's operations.

GUARANTEE OF ATG LEASE PAYMENTS

         Prior to the acquisition of Dorotech by the Company, Dorotech's parent (which was merged into Dorotech prior to the acquisition) signed a guarantee of lease payments by an affiliated company, ATG Gigadisc SA ("ATG"), under a sale and leaseback of land and buildings by ATG. At December 31, 1995, the remaining lease payments due by ATG totaled approximately $6.1million, including interest of approximately $1.8 million. On May 31, 1996, ATG filed for bankruptcy protection with the Court of Commerce in Toulouse, France, and officials were appointed by the Court to supervise the operations of ATG. In July 1996, the lessor notified Dorotech that ATG was in default with respect to one lease payment, that as a result, it was filing a claim with one of the officials for accelerated payment of all remaining amounts due under the lease and that it was requesting from Dorotech the amount due under the guarantee. The Company is not itself a party to the guarantee; however, if Dorotech were to become obligated to fulfill the guarantee, there could be a material adverse effect on the Company's results of operations and financial condition.
Dorotech believes it has meritorious defenses to, and intends to defend vigorously against, any action that may be brought against it based on the guarantee. There can be no assurance, however, that Dorotech would prevail if such action were brought.

COMPETITION; RAPID TECHNOLOGICAL CHANGE

         The computer industry, including the information access, imaging and optical disk storage segments, is highly competitive, and is characterized by rapid and continuous technological change, short product cycles, frequent product innovations and evolving industry standards. The Company's future profitability will depend, among other things, on wide-scale market acceptance of the Company's products, the Company's ability to demonstrate the potential advantages of its products over other types of similar products and on the Company's ability to develop in a timely fashion enhancements to existing products or new products which are responsive to the demands of the marketplace for information access, imaging and optical disk storage systems. There can be no assurance that the Company will be able to market successfully its current products, develop and market enhancements to existing products or introduce new products. In addition, the Company faces competitors which are larger and more established and have substantially greater resources than the Company, and technological advances by any of the Company's competitors could render obsolete or less competitive the products being offered by the Company.

DELAYS IN INTRODUCTION OF PRODUCTS

         The Company's development of enhancements to existing products and of new products is subject to the kinds of problems and delays that are routinely encountered in the development of software. Delays in the release of products or product enhancements are likely to have an adverse effect on the Company, but the Company does not believe it is practicable to quantify the impact which such delays have had or in the future may have on its operating results. There can be no assurance that the Company will not experience difficulties that will interrupt the marketing and distribution of its current products or that the Company will not experience difficulties in the future that could materially delay or prevent the successful development of other products.

DEPENDENCE ON KEY PERSONNEL

         The Company is substantially dependent on the business and technical expertise and business relationships of certain key personnel and on its ability to attract and retain key management and technical employees in the future. Competition for such employees is intense. The loss of current key employees or the Company's inability to attract and retain other employees with necessary business or technical skills in the future would have a material adverse effect on the Company's business.

DEPENDENCE ON SUPPLIERS

         The Company relies exclusively on outside suppliers for the hardware components of its products such as scanners, printers, computers and optical disk drives and jukeboxes. Most parts and components are currently available from multiple sources at competitive prices. To date, the Company has not experienced significant delays in obtaining parts and components, and although there can be no assurance, the Company does not expect to experience such delays in the future. Lack of availability of certain components could require minor redesign of the Company's products and result in production delays. One of the Company's non-1VIEW software products, which accounted for approximately five percent of the Company's 1995 revenue, is reliant on a single hardware platform. The Company currently buys hardware such as jukeboxes, optical drives and media for this platform from one supplier. The Company has begun to experience delays in delivery of this hardware. Although the delays have not had a material impact on operating results, increased delays in the future could result in reduced sales, which would affect operating results adversely. A major component of 1VIEW software suite is dependent upon a third party database product, and the royalty which the Company pays for this product can significantly impact the Company's overall profitability in the near term. The Company has an agreement with the supplier of the database product which provides for a royalty on terms which the Company considers to be favorable to it. The agreement expires on November 16, 1996, and although the Company can give no assurance that it will do so successfully, it does not anticipate any long-term difficulties or severe impact in negotiating an extension to the existing agreement.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

         The Company regards its software as proprietary and relies principally on the protection afforded by trade secret, copyright and trademark laws and by routinely requiring many employees, consultants, suppliers and others with access to the Company's proprietary information to enter into non-disclosure agreements which require such persons to maintain the confidentiality of such information. However, the Company filed two patent applications in 1995 and expects to file another in the near future covering key components of the 1VIEW suite. There can be no assurance that the Company's patent applications will be approved, that such approval will be granted on a timely basis, or that any issued patent may be successfully applied to the Company's products or otherwise provide commercial success. Furthermore, there can be no assurance that such patents will provide meaningful protection from competition.

         To the extent the Company relies on unpatented proprietary technology, the Company has no recourse if others independently develop substantially equivalent proprietary technology or gain access to the Company's proprietary technology without violating the Company's trade secrets, copyrights and non-disclosure agreements. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and there can be no assurance that the Company's non-disclosure agreements will be honored or will be effective. If the validity of the Company's copyrights, trademarks or prospective patents is successfully challenged or if the Company's confidential proprietary information becomes publicly available, the Company's financial condition and results of operations could be materially adversely affected. In addition, substantial resources may be required to prosecute infringement claims for unauthorized use by third parties of the Company's proprietary rights, or to defend claims that the Company's products infringe upon the proprietary rights of others. There can be no assurance that the Company will have adequate resources to prosecute or defend such infringement claims, or that the Company's proprietary rights, including patents, if any, will be upheld if the Company seeks judicial relief with respect to such claims.

FLUCTUATIONS IN FINANCIAL PERFORMANCE

         Timing and volume differences in the shipment of the Company's products and the performance of services under contracts can produce significant fluctuations in quarter-to-quarter and year-to-year financial performance. Factors that could affect such timing include, among other things, customer purchasing patterns, new product transitions, delays in new product introductions and shortages of system components. Past financial performance should not be considered to be a reliable indicator of future performance in any particular fiscal period.

CONTROL OF THE COMPANY

         The executive officers and directors of the Company beneficially own approximately 9% of the Company's outstanding Common Stock, other officers and employees of the Company beneficially own at least another 7% of the outstanding shares and officers and employees may, in the future, acquire substantial additional amounts of Common Stock upon the exercise of stock options which are not currently exercisable. Although there are no arrangements requiring the executive officers and other employees of the Company to vote their Common Stock collectively, those persons may exert considerable influence over the outcome of matters requiring stockholder votes, including the election of directors and proposals to sell, merge or liquidate the Company.

DIVIDEND POLICY

         The Company has not paid dividends on its Common Stock since its inception, and it does not anticipate paying cash dividends on its Common Stock in the foreseeable future. See "Price Range of Common Stock and Dividend Policy," and "Description of Securities -- Common Stock."

EFFECT OF OFFERING ON MARKET PRICE OF COMMON STOCK AND THE ABILITY OF THE
         COMPANY TO RAISE ADDITIONAL CAPITAL

         The shares of Common Stock covered by this Prospectus, if issued, would represent approximately 10% of the total shares of Common Stock outstanding as of July 19, 1996. To fulfill various commitments, the Company has also registered pursuant to separate registration statements 6,994,884 shares of Common Stock that may be offered from time to time by the stockholders named in those registration statements or that may be sold by the Company upon exercise of certain outstanding warrants and options (the 6,994,884 shares would represent approximately 25% of the shares outstanding at July 19, 1996 if all the warrants and options for which underlying shares are included in the registration statements were exercised). The Selling Stockholder and the selling stockholders named in the other registration statements intend to offer Common Stock at such time and in such manner as such stockholder deems appropriate. If the Selling Stockholder or the other selling stockholders, individually or in the aggregate, were to offer a large amount of Common Stock in the market, the market price of the Common Stock and the Company's ability to raise additional capital could be adversely affected. See " -- Future Sales of Common Stock," "Selling Stockholder" and "Plan of Distribution."

FUTURE SALES OF COMMON STOCK

         As of July 19, 1996, the Company had outstanding 21,057,428 shares of Common Stock, of which 4,600,179 shares were "restricted securities," as that term is defined in Rule 144 under the Securities Act ("Rule 144"), which were not covered by an effective registration statement under the Securities Act or eligible for sale pursuant to Rule 144(k). Of those shares, 1,429,500 were otherwise eligible for sale under Rule 144. As of July 19, 1996, the Company had outstanding options and warrants which are exercisable for 9,429,435 shares of Common Stock at prices ranging from $1.00 to $14.88 per share (subject to adjustment pursuant to the anti-dilution provisions of the respective instruments) and expire at various times through July 18, 2006.

         The Company has filed registration statements with the SEC with respect to the shares underlying certain of these options and warrants and with respect to certain restricted securities and has registration commitments with respect to other securities issued by it. The Company's obligations generally are to maintain such registrations for varying periods ranging generally from nine months to two years at its expense, except for commissions and legal costs incurred by selling stockholders. In addition to the Registration Statement of which this Prospectus is a part, the Company has filed registration statements covering an aggregate of 6,994,884 shares of Common Stock that may be offered from time to time by the stockholders named in such registration statements or that may be sold by the Company upon exercise of certain outstanding warrants and options. The Company has also registered 8,100,000 shares of Common Stock that may be issued pursuant to employee benefit plans. At July 19, 1996, the Company had registration commitments with respect to another 6,569,176 shares of Common Stock that were outstanding or that may be acquired pursuant to warrants and options and convertible securities that were exercisable or convertible within 60 days, and, as a result of the warrant issued to a representative of the underwriters in the Series A Preferred Stock offering, with respect to 140,000 shares of Series A Preferred Stock or 253,624 shares of Common Stock or some combination of those securities. The Company believes that the presence of options or warrants, with exercise prices less than the prevailing market price of the Common Stock, and the possibility of, as well as actual, sales of shares of Common Stock under Rule 144, pursuant to registration statements and otherwise in all likelihood may have an adverse effect on the market price of the Common Stock and on the Company's ability to raise future equity capital.

IMPACT OF OFFERINGS AND ACQUISITIONS ON NET OPERATING LOSS CARRYFORWARDS

         As a result of the issuance of the Series A Preferred Stock, the issuance of securities in acquisitions and the sale of shares by certain stockholders, the utilization of the Company's net operating loss carryforward of approximately $32.2 million at December 31, 1995 is subject to the limitations and expiration periods imposed by Section 382 and other provisions of the Internal Revenue Code, thereby increasing the probability that all or a portion may expire before utilization.

INVESTIGATION

         The Company was advised in 1994 that it was the subject of an investigation being conducted by the Securities and Exchange Commission and the U.S. Attorney's Office in the Southern District of New York which the Company understood was focusing on certain accounting issues, including questions relating to capitalization of software and pooling-of-interests accounting treatment for certain acquisitions, and certain other matters relating to activities during the years 1992 and 1993. The Company has been cooperating with the investigation. Although there can be no assurance as to the outcome, the Company believes that the investigation will not have any adverse material effect on its operations.

         In response to the government investigation, the Board of Directors of the Company appointed a Special Investigation Committee consisting of two independent directors and retained special counsel, Morgan, Lewis & Bockius, to conduct an internal investigation. Morgan, Lewis & Bockius in turn retained Price Waterhouse LLP to assist it with accounting issues. The internal investigation was completed in March 1995. As a result, the Company reported certain accounting adjustments to its 1993 quarterly financial results that reflect revenue recognition adjustments at two subsidiaries which had no effect on the Company's annual results for 1993 as originally reported. The adjustments caused revenue for the first, second and third quarters of 1993 to decrease from $7,216,000, $7,362,000 and $7,853,000 to $6,507,000, $7,375,000
and $7,087,000, and revenue for the fourth quarter of 1993 to increase from $11,638,000 to $13,100,000. The adjustments caused net loss for the first, second and third quarters of 1993 to increase from $288,000, $588,000 and $554,000 to $432,000, $731,000 and $803,000, and net loss for the fourth quarter of 1993 to decrease from $29,388,000 to $28,852,000. The Company also reported that the internal investigation raised issues concerning the accounting treatment of four business combinations which occurred in 1992 and the accounting treatment of costs associated with software development incurred during 1992. If the business combinations had been accounted for using the purchase method rather than the pooling-of-interests method, and capitalized software development costs had been adjusted, the effect would have been to reduce 1992 revenues from $28 million to $23 million and to increase 1992 net loss from $465,000 to $977,000. The Company believes these adjustments do not have a material effect on its 1993, 1994 or 1995 year-end financial statements or its current financial condition or results of operations.

                                 CAPITALIZATION

The following table sets forth, as of June 30, 1996, the capitalization of the Company (including loan capital).

                                                                                       JUNE 30, 1996
                                                                                       -------------
                                                                           (in thousands, except share amounts)
 Short-Term Debt:
  Bank credit facilities. . . . . . . . . . . . . . . . . . .                                             732
                                                                                                        2,094
                                                                                                        -----
  Other notes payable. . . . . . . . . . . . . . . . . . . .                                            2,826
   Total Short-Term Debt. . . . . . . . . . . . . . . . . . .

 Long-Term Debt and Obligations
   Under Capital Leases. . . . . . . . . . . . . . . . . . .                                              845

 Series F Preferred Stock, 1,792,186
   shares outstanding . . . . . . . . . . . . . . . . . . . .                                          15,757

 Stockholders' Equity:
  Preferred stock, par value $.0001 per share,
   20,000,000 shares authorized. . . . . . . . . . . . . . .
    Series A Preferred Stock, 1,605,025 shares
      outstanding. . . . . . . . . . . . . . . . . . . . . .
    Series E Preferred Stock, 2 shares
      outstanding. . . . . . . . . . . . . . . . . . . . . .
    Series H Preferred Stock, 300 shares
      outstanding. . . . . . . . . . . . . . . . . . . . . .
    Series I Preferred Stock, 300 shares outstanding
  Common stock, par value $.0001 per share,
   50,000,000 shares authorized; 21,030,428
   shares outstanding . . . . . . . . . . . . . . . . . . . .                                               2

  Additional paid in capital. . . . . . . . . . . . . . . . .                    115,083

  Accumulated deficit. . . . . . . . . . . . . . . . . . . .                     (107,362)

 Translation adjustment . . . . . . . . . . . . . . . . . . .                        435
                                                                                 -------
   Stockholders' Equity. . . . . . . . . . . . . . . . . . .                      8,158
                                                                                 ------
   Total Capitalization. . . . . . . . . . . . . . . . . . .                     $27,586
                                                                                  ======

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

         The Common Stock is quoted on Nasdaq-NMS under the symbol IMGX. Prior to December 7, 1993, the Common Stock was quoted on the Nasdaq SmallCap Market. The following table indicates, for each calendar quarter from January 1, 1994, the high and low sale prices for the Common Stock as reported by Nasdaq (which reflect interdealer prices without retail mark-up, mark-down or commission and may not represent actual transactions).

- -----------------------------------------------------------------------------------------
PERIOD                                                              HIGH        LOW
- -----------------------------------------------------------------------------------------

1994 -- First Quarter . . . . . . . . . . . . . . . . .            13            9

     -- Second Quarter  . . . . . . . . . . . . . . . .            10            7 3/4

     -- Third Quarter . . . . . . . . . . . . . . . . .             9 3/4        5 3/4

     -- Fourth Quarter  . . . . . . . . . . . . . . . .             8            3

1995 -- First Quarter . . . . . . . . . . . . . . . . .             4 3/4        2

     -- Second Quarter  . . . . . . . . . . . . . . . .             5 7/16       3

     -- Third Quarter   . . . . . . . . . . . . . . . .             7 3/4        4

     -- Fourth Quarter  . . . . . . . . . . . . . . . .             5 1/8        2 13/16

1996 -- First Quarter   . . . . . . . . . . . . . . . .             5 5/8        3 5/16

     -- Second Quarter    . . . . . . . . . . . . . . .             5 5/8        3 5/16

     -- Third Quarter  (through July 19, 1996)  . . . .             5 1/16       3 13/16




         On July 19, 1996, the closing sale price for the Common Stock as reported by Nasdaq was $4 5/16 . As of that date the Company had approximately 370 holders of record of its Common Stock, and, based on information supplied by certain of such holders of record, the Company estimates that as of such date there were approximately 7,500 beneficial owners of its Common Stock.

         The Company has not paid any cash dividends on its Common Stock since its inception and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. For the annual dividend requirements on the Company's preferred stocks, see "Risk Factors -- Inadequate Dividend Coverage." The Company's future earnings, if any, may not be adequate for the payment of dividends on its preferred stocks, in which event such dividends may be paid out of the Company's then surplus (the Company's net assets minus the aggregate par or stated value of the outstanding shares of the Company's capital stock), if any.

DESCRIPTION OF SECURITIES

         The following statements with respect to the Company's securities are subject to, and qualified in their entirety by reference to, the detailed provisions of the Company's Certificate of Incorporation and Bylaws and the resolutions adopted by the Board of Directors of the Company establishing the rights, preferences, privileges and restrictions relating to the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series H Preferred Stock, and Series I Preferred Stock as filed under Delaware law (the "Certificates of Designations").

AUTHORIZED STOCK

The Company is authorized to issue up to 50,000,000 shares of Common Stock, $.0001 par value, of which 21,050,428 shares were outstanding at July 19, 1996, and 3,397,813 shares of preferred stock, $.0001 par value (the "Preferred Stock"), of which 1,605,025 shares of Series A Preferred Stock, two shares of Series E Preferred Stock, 1,792,186 shares of Series F Preferred Stock, 300 shares of Series H Preferred Stock, and 300 shares of Series I Preferred Stock were outstanding on that date.

COMMON STOCK

         All holders of Common Stock are entitled to one vote per share on any matter coming before the stockholders for a vote, unless the matter is one upon which by express provision of law a different vote is required. The Common Stock does not have cumulative voting rights, which means, in effect, that holders of more than 50% of the shares can generally elect all the directors.

         Each holder of Common Stock is entitled to receive ratably such dividends on the Common Stock as may be declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities and payment of amounts due to holders of capital stock senior to the Common Stock. The Board of Directors may not declare dividends payable to holders of Common Stock unless and until all accrued cash dividends through the most recent past Dividend Payment Date have been paid in full to holders of the Series A and F Preferred Stocks. Holders of Common Stock have no conversion, preemptive or other rights to subscribe for additional shares, and there are no redemption rights or sinking fund provisions with respect to the Common Stock. The outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

         The Company has never paid any dividends on the Common Stock and does not anticipate paying any such dividends in the foreseeable future.

PREFERRED STOCK

         The Certificate of Incorporation authorizes the Board of Directors to establish and designate the classes, series, voting powers, designations, preferences and relative, participating, optional or other rights, and such qualifications, limitations and restrictions of the Preferred Stock as the Board, in its sole discretion, may determine without further vote or action by the stockholders.

         The rights, preferences, privileges, and restrictions or qualifications of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of

Common Stock or could adversely affect the rights and powers, including voting rights, of holders of Common Stock.

         The existence of the Preferred Stock, and the power of the Board of Directors of the Company to set its terms and issue a series of Preferred Stock at any time without stockholder approval, could have certain anti-takeover effects. These effects include that of making the Company a less attractive target for a "hostile" takeover bid or rendering more difficult or discouraging the making of a merger proposal, assumption of control through the acquisition of a large block of Common Stock or removal of incumbent management, even if such actions could be beneficial to the stockholders of the Company.

SERIES A PREFERRED STOCK

         The issuance of up to 1,750,000 shares of Series A Preferred Stock has been authorized and 1,605,025 shares are outstanding. The Series A Preferred Stock has a liquidation preference of $25.00 per share. It is convertible into Common Stock at any time prior to redemption at the rate of 1.8116 shares of Common Stock for each share of Series A Preferred Stock (an effective conversion price of $13.80 per share), and upon 30 days written notice after December 7, 1996, is redeemable by the Company at $25.00 per share, plus accumulated and unpaid dividends, and exchangeable by the Company for Common Stock having a current market price of $25.00 per share, provided in each case that the closing bid price of the Common Stock for at least 20 consecutive trading days ending not more than 10 trading days prior to the date notice of the call for redemption or notice of exchange is given is at least $18.00 per share, or after December 7, 1997, at the cash redemption prices (ranging from $26.75 to $25.00) set forth in the Certificate of Designations, plus accumulated and unpaid dividends. The Company may not redeem by exchange unless all accumulated and unpaid dividends have been paid or funds for payment have been set aside. Cumulative dividends on the Series A Preferred Stock at the rate of $2.00 per share per annum are payable quarterly, out of funds legally available therefor, on January 31, April 30, July 31 and October 31 of each year, commencing January 31, 1994. Failure to pay any quarterly dividend will result in a reduction of $.50 per share in the conversion price. If the Company fails to pay dividends on the Series A Preferred Stock for four quarterly dividend payment periods, holders of Series A Preferred Stock voting separately as a class will be entitled to elect one director; such voting rights will be terminated as of the next annual meeting of stockholders following payment of all accrued dividends. The Series A Preferred Stock is senior to the Series E, F, H and I Preferred Stocks. The Company is not subject to any mandatory redemption or sinking fund provision with respect to Series A Preferred Stock. The holders of the Series A Preferred Stock are not entitled to preemptive rights to subscribe for or to purchase any shares or securities of any class which may at any time be issued, sold or offered for sale by the Company. Shares of Series A Preferred Stock redeemed or otherwise reacquired by the Company shall be retired by the Company and shall be unavailable for subsequent issuance as Series A Preferred Stock.

ACQUISITION PREFERRED STOCK

         In connection with the acquisition of Dorotech, the Company issued 2,092,186 shares of Series B Preferred Stock to a corporate stockholder of Dorotech. The Series B Preferred Stock was entitled to the same cash dividends as were paid on the Common Stock, if any, was convertible into Common Stock commencing six months after it was issued on a share for share basis (subject to anti-dilution adjustments), had a liquidation value of $9.00 per share, and had no voting rights, except those required by law. Four series of Series B Preferred Stock were authorized, and all had substantially the same terms.
Each of the first three series provided that if it had not been transferred by the original holder to an unaffiliated third party prior to the time it became convertible at the end of a six-month period following its issuance, it would have been automatically exchanged for the next series, unless the holder elected otherwise by prior written notice to the Company. The fourth series provided that immediately prior to the time it became convertible, it would have been redeemed by the Company for $9.00 per share, unless the holder had transferred the shares to an unaffiliated third party or elected not to redeem by prior written notice to the Company. Any shares of any of the Series B Preferred Stock transferred by the original holder to an unaffiliated third party would thereafter have been redeemable by the Company for Common Stock at the conversion rate in effect at the time of redemption. The Series B Preferred Stock was junior to the Series A Preferred Stock.

         The original holder converted 300,000 shares of the Series B Preferred Stock into Common Stock in April 1994. In July 1994, the Company entered into an agreement with the holder and an affiliate of the holder, which was a prospective transferee of the Series B Preferred Stock and the Common Stock, in which the holder and the affiliate agreed, among other things, to extend the cash redemption date for the Preferred Stock from October 1, 1995 to October 1, 1996. In order to accomplish the extension, the Company agreed to offer to exchange a Series C Preferred Stock for the Series B Preferred Stock and the holder of the Series B Preferred Stock and its affiliate agreed to accept the exchange. The provisions of the Series C Preferred Stock and the Series B Preferred Stock (collectively, the "Acquisition Preferred Stock") were the same in all material respects except for the cash redemption date.

         In March 1996, the Company and the holder of the Acquisition Preferred Stock exchanged the Acquisition Preferred Stock for 1,792,186 shares of Series F Preferred Stock and in connection therewith all authorized shares of the Acquisition Preferred Stock were returned to the status of authorized preferred stock of the Company of no designated class or series. The Series F Preferred Stock is junior to the Series A and E Preferred Stocks. In connection with the exchange, the Company paid the holder a fee of $650,000 plus expenses and agreed to obtain the consent of the holder prior to issuing any unsecured long-term debt, extend registration rights to June 30, 1999, assist the holder with a private placement of the Series F Preferred Stock or the Common Stock into which it is convertible, and extend observer rights to the holder with respect to regular meetings of the Board of Directors of the Company. The Series F Preferred Stock has no voting rights, except with respect to the issuance of senior and parity securities, the redemption of parity and junior securities and other matters required by law. It is convertible into Common Stock six months after it is issued on a share for share basis (subject to antidilution adjustments). Four series of Series F Preferred Stock have been authorized, and all have substantially the same terms. Each of the first three series provides that, at the end of the six month period following its issuance, it will be automatically exchanged for the next series, unless the holder elects otherwise by prior written notice to the Company. The fourth series provides that it will be redeemed by the Company on January 2, 1998 for $9 per share plus accrued and unpaid dividends (the "Redemption Price"), unless the holder elects not to redeem by prior written notice to the Company. Beginning October 1, 1996 the Series F Preferred Stock is entitled to receive dividends in an amount equal to the greater of 10% per annum or the annual rate of any dividend paid on the Company's Common Stock. Dividends will accrue daily and be payable on the last day of June, September, December and March commencing on December 31, 1996.

         In the event of a change in control of the Company, the Series F Preferred Stock becomes convertible and the then holder of the Series F Preferred Stock may elect to redeem at the Redemption Price; provided, however, that if the acquiror has a class of securities registered pursuant to section 12 of the Securities Exchange Act of 1934 and has outstanding voting stock held by non-affiliates with an aggregate market value of at least $100 million and if the Company agrees to pay the holder in cash the excess, if any, of the Redemption Price over the transaction consideration, the holder will not be entitled to redemption and will be deemed to have elected to convert the Series F Preferred Stock. A change in control is deemed to occur if substantially all the assets of the Company are sold, if the Company is merged or consolidated with another corporation, if any person acquires 50% or more of the Company's outstanding voting securities or if during any period of two consecutive years individuals who at the beginning of such period constitute the Board of Directors of the Company cease for any reason to constitute at least a majority thereof, unless the election of each director who was not a director at the beginning of such period has been approved in advance by directors representing at least a majority of the directors who were directors at the beginning of the period or whose election was previously so approved. For purposes of conversion, a change in control is deemed to occur when the Company enters into an agreement to merge, consolidate or sell substantially all its assets or when a tender offer is commenced for 50% or more of the outstanding voting securities of the Company. The then holders of the Series F Preferred Stock may also redeem some or all of the Series F Preferred Stock if the Company is in arrears with respect to two quarterly dividend payments or defaults in its agreements relating to Board observer status, the issuance of long-term debt or the extension of voting rights to the Series F Preferred Stock holders.

SERIES E PREFERRED STOCK

         The issuance of up to 800 shares of Series E Preferred Stock was authorized, and the Company issued 258 shares, all but two of which have been converted into Common Stock. The Series E Preferred Stock has a per share liquidation preference, subject to the liquidation preferences of the Series A Preferred Stock, of an amount per share equal to the sum of $10,000 plus 12% per annum simple interest thereon for the period since the date of issuance. Each share is convertible at the option of the holder into the number of shares of Common Stock determined by dividing an amount equal to the initial purchase price of $10,000 plus 8% thereon per annum by the lesser of the closing bid price of the Common Stock on the date of original issuance of the Series E Preferred Stock ($6.00) or 85% of the average closing bid price of the Common Stock for the five trading days immediately preceding the conversion (the "Conversion Shares"). The Company may, commencing on July 21, 1996, require conversion. The Series E Preferred Stock, subject to the rights of Series A Preferred Stock regarding redemption, is redeemable by the Company when submitted by its holder for conversion at a price per share equal to the amount determined by multiplying the number of Conversion Shares by the closing bid price on the date of conversion. The Series E Preferred Stock is non-dividend paying. The Company is not subject to any mandatory redemption or sinking fund provision with respect to the Series E Preferred Stock. Shares of Series E Preferred Stock redeemed or otherwise reacquired by the Company shall be retired by the Company and shall be unavailable for subsequent issuance as Series E Preferred Stock.

SERIES H PREFERRED STOCK

         The issuance of up to 300 shares of Series H Preferred Stock was authorized, and the Company issued 300 shares, none of which have been converted into Common Stock. The Series H Preferred Stock has a per share liquidation preference, subject to the liquidation preferences of the Series A Preferred Stock, the Series E Preferred Stock and the Series F Preferred Stock, of an amount per share equal to the sum of $10,000 plus 12% per annum simple interest thereon for the period since the date of issuance. Each share is convertible at the option of the holder into the number of shares of Common Stock determined by dividing an amount equal to the initial purchase price of $10,000 by $3.50. Commencing on December 27, 1996, the Company may redeem the shares at the initial purchase price, if the holder does not exercise his conversion rights, and the holder may submit the shares for redemption at that price, in which case the Company may elect to pay the cash redemption price or issue a number of shares of Common stock equal to that price, with the value of the Common Stock being determined by its average closing bid price for the five trading days immediately preceding the notice of redemption (the "Average Bid Price"). The Series H Preferred Stock has a dividend rate of 8% which is payable at the time of conversion or redemption in cash or shares of Common Stock, as elected by the Company, with the value of the Common Stock being determined by the Average Bid Price. The Company is not subject to any mandatory redemption or sinking fund provision with respect to the Series H Preferred Stock. Shares of Series H Preferred Stock redeemed or otherwise reacquired by the Company shall be retired by the Company and shall be unavailable for subsequent issuance as Series H Preferred Stock.


SERIES I PREFERRED STOCK

         The issuance of up to 300 shares of Series I Preferred Stock was authorized, and the Company issued 300 shares, none of which have been converted into Common Stock. The Series I Preferred Stock has a per share liquidation preference, subject to the liquidation preferences of the Series A Preferred Stock, the Series E Preferred Stock , the Series F Preferred Stock, and the Series H Preferred Stock, of an amount per share equal to the sum of $10,000 plus an amount equal to accrued but unpaid dividends per share since the date of issuance. Each share is convertible at the option of the holder into the number of shares of Common Stock ("Conversion Shares") determined by dividing an amount equal to the initial purchase price of $10,000 by the lesser of $4.00 and 81% of the average closing bid for the Common Stock for the five trading days immediately preceding the conversion (the "Average Bid Price"). The Company may, commencing on June 28, 1997, require conversion if the Series I Preferred Stock and underlying Common Stock have been registered under the Securities Act for at least ten trading days. When the Average Bid Price is less than $4.00, the Company, subject to the rights of senior securities regarding redemption, may redeem shares of Series I Preferred Stock submitted for conversion at a price per share equal to the amount determined by multiplying the number of Conversion Shares by the Average Bid Price. The Series I Preferred Stock has a dividend rate of 6% which is payable at the time of conversion or redemption in cash or shares of Common Stock, as elected by the Company. The Company is not subject to any mandatory redemption or sinking fund provision with respect to the Series I Preferred Stock. Shares of Series I Preferred Stock redeemed or otherwise reacquired by the Company shall be retired by the Company and shall be unavailable for subsequent issuance as Series I Preferred Stock.

LIMITATION OF LIABILITY

         Pursuant to the Company's Certificate of Incorporation and under Delaware law, directors of the Company are not liable for monetary damages for breach of their fiduciary duty as directors except (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a willful or negligent declaration of an unlawful dividend, stock purchase or redemption or (iv) for transactions from which the director derived an improper personal benefit.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the Common Stock and Series A Preferred Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

                              SELLING STOCKHOLDER

         The following table sets forth as of July 19, 1996, information regarding the beneficial ownership of Series I Preferred Stock held by the Selling Stockholder. Except as otherwise noted, the Company believes, based on information furnished by the Selling Stockholder, that all shares are beneficially owned, and sole voting and investment power is held, by the person named.




NAME                                                     SHARES BENEFICIALLY         SHARES TO BE            SHARES BENEFICIALLY
OF SELLING                                                OWNED PRIOR TO               SOLD IN                 OWNED AFTER
STOCKHOLDER       SECURITY                                   OFFERING                 OFFERING                   OFFERING
- -------------     --------                                   -------------           -----------            ------------------
                                                          NUMBER      PERCENT                               NUMBER      PERCENT
                                                          ------      -------                               ------      -------
Newsun Limited   Series I                                    300        100                  300                0          0
                 Common Stock                            767,598        3.6              767,598                0          0



                 Newsun Limited ("Newsun") acquired an aggregate of 300 shares of Series I Preferred Stock directly from the Company in a private offering. The Series I Preferred Stock is convertible into Common Stock on or after the effective date of the Registration Statement of which this Prospectus is a part or August 27, 1996, if earlier, at a rate determined by a formula set forth in the Certificate of Designation for the Series I Preferred Stock (the "Formula"). The Company may also elect to issue Common Stock in payment of the dividend due upon conversion of the Series I Preferred Stock. See "Description of Securities-Series I Preferred Stock." The Formula provided for the issuance of 767,598 shares of Common Stock upon conversion of the Series I Preferred Stock at the time it was issued. The Company agreed to register an aggregate of 2,250,000 shares of Common Stock in case the future application of the Formula should require the issuance of a greater number of shares. In the event that this future application of the formula is required, the Company will issue more than the 767,598 shares of Common Stock set forth in the above table. The number of shares of Common Stock that will ultimately be issued to Newsun, upon conversion of the Series I Preferred Stock, cannot be determined at this time. This Prospectus covers the sale by Newsun of the shares of Series I Preferred Stock which it acquired from the Company and the shares of Common Stock which it may acquire upon the conversion of the Series I Preferred Stock.



PLAN OF DISTRIBUTION

         The Shares registered on behalf of the Selling Stockholder may be sold from time to time by the Selling Stockholder, or by pledgees, donees, transferees or other successors in interest, in one or more transactions on the Nasdaq-NMS, in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such market prices or at prices otherwise negotiated. In addition, any Shares that qualify for sale under the Securities Act pursuant to Rule 144 thereunder may be sold under Rule 144 rather than pursuant hereto.

                 The Selling Stockholder may sell some or all of the Shares in transactions involving broker-dealers, who may act as agent or acquire the Shares as principal. Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholder (and, if the broker-dealer acts as agent for the purchaser of such Shares, from such purchaser). Broker-dealers may agree with the Selling Stockholder to sell a specified number of Shares at a stipulated price per Share and, to the extent such broker-dealers are unable to do so acting as agents for the Selling Stockholder, to purchase as principals any unsold Shares at the price required to fulfill the respective broker-dealer's commitment to the Selling Stockholder. Broker-dealers who acquire Shares as principals may thereafter resell such Shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such Shares commissions. The Selling Stockholder also may sell some or all of the Shares directly to purchasers without the assistance of any broker-dealer. At the time a particular offer of the Shares is made, if required, a supplement to the Prospectus will be distributed, or a post-effective amendment to the registration statement will be filed, which will set forth the number of shares of Common Stock being offered and the terms of the offering, including the purchase price, public offering price, name or names of any agents, dealers or underwriters, any discounts, commissions and other items constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

                 The Company is bearing all costs relating to the registration of the Shares, except for commissions and discounts and fees payable to broker-dealers or underwriters.

                 Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may be limited in its ability to engage in market activities with respect to shares of Common Stock. In addition and without limiting the foregoing, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, rules 10b-5, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Shares.


                                 LEGAL MATTERS

                 The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Jones & Blouch L.L.P., Washington, D.C.


                                    EXPERTS

                 The consolidated financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                   PART II.

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth all expenses payable in connection with the registration of the Common Stock that is the subject of this Registration Statement, all of which shall be borne by the Company. All the amounts shown are estimates except for the Securities and Exchange Commission registration fee.

                                                                                    To Be Paid By
                                                                                      Registrant
                                                                                    --------------
Securities and Exchange Commission registration fee . . . . . . . . . . . . . .       $  2,940.52
Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 15,000.00
Accounting fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . .       $  7,500.00
                                                                                         --------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 25,440.52


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Delaware General Corporation Law, Section 102(b)(7), enables a corporation in its certificate of incorporation to eliminate or limit personal liability of members of its Board of Directors for monetary damages for breach of a director's fiduciary duty of care. The elimination or limitation does not apply where there has been a breach of the duty of loyalty, failure to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was deemed illegal or obtaining an improper personal benefit. The Company's Certificate of Incorporation provides that directors "shall be excused from liability to the fullest extent permitted by Delaware law," as now in effect or as subsequently amended.

         Delaware General Corporation Law, Section 145, permits a corporation organized under Delaware law to indemnify directors and officers with respect to any matter in which the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. The Bylaws of the Company include comparable provisions.

         Directors and officers are also insured against certain liabilities under a directors and officers' liability insurance policy maintained by the Company.

         ITEM 16.  EXHIBITS.

         (a)     The following is a list of exhibits furnished:

  Exhibit
  Number         Exhibit
 --------        -------
 4       --      Series I - Certificate of Designation

 5       --      Opinion of Jones & Blouch L.L.P. as to the legality of the registered securities.

12       --      Statements of computation of ratio of pro forma earnings to combined pro forma fixed charges and preferred dividend.

23.1     --      Consent of Price Waterhouse LLP.

23.2     --      Consent of Jones & Blouch L.L.P. (contained in opinion filed as Exhibit 5).




ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes:


    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

    (2) For the purpose of determining any liability under the Securities Act of 1933, that each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions set forth in response to Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia, on July 30, 1996.

                                                Network Imaging Corporation



                                                By:/s/ James J. Leto
                                                   -----------------------
                                                    James J. Leto
                                                    Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

 NAME                                               TITLE                                        DATE
 ----                                               -----                                        ----
- ---------------------                        Director, President  and
James J. Leto                                Chief Executive Officer                          July 30, 1996


- ----------------------
Robert P. Bernardi                            Chairman of the Board                           July 30, 1996


- -----------------------
John F. Burton                                Director                                        July 30, 1996


- -----------------------
C. Alan Peyser                                Director                                        July 30, 1996


- ----------------------
Robert Ripp                                   Director                                        July 30, 1996


                                              Vice President of Finance and
                                              Administration, Chief Financial
- ----------------------                        Officer and Treasurer (Principal
Jorge R. Forgues                              Accounting Officer)                             July 30, 1996